AB 2/5

SECURIT 13010252 MISSION

ssing

2013

DC

401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-23266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2011** and ending **November 30, 2012**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
111 N. Canal Street, Suite 1101
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Marks	(312) 265-9161
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

2/6/13

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks and Company as of November 30, 2012 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public – State of Illinois
My Commission Expires Apr 13, 2014

Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
This 24th day of January 2013

Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ZACKS & COMPANY

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of and for the Year Ended November 30, 2012

BAKER TILLY

Candor. Insight. Results.

ZACKS & COMPANY
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

As of and for the Year Ended November 30, 2012

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

ZACKS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zacks & Company as of November 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
January 29, 2013

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2012

ASSETS

Cash and cash equivalents	$	651,884
Deposit with clearing broker		109,833
Receivable from clearing broker		8,863
Receivable from other brokers		8,566
Accrued interest receivable		98
Prepaid expenses		6,611
Refundable income taxes		49,750
TOTAL ASSETS	$	835,605

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliates	$	157
Accounts payable - other		60,640
Accrued expenses		25,974
Deferred income tax liability		1,893
Total Liabilities		88,664
STOCKHOLDER'S EQUITY		746,941
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	835,605

See notes to statement of financial condition.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of and for the Year Ended November 30, 2012

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationship with J.P. Morgan Clearing Corp. Trading commissions paid by J. P. Morgan Clearing Corp. to the Company are shared with AMH Capital on an agreed upon basis.

The Company derives some of its commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc. ("ZIR"), a related party.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

All commission revenue is recognized in the month in which the transactions associated with the commissions are completed. For commission revenue derived from soft dollar accounts, the purchase of associated research from ZIR is recognized in the same month. For commission revenue derived from the Company's trading desk, contractual expenses related to this revenue are also recognized in the same month.

All other revenue is recognized in the month earned.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2012. Income tax returns for the years ended November 30, 2009 through 2011 remain open, and are subject to review by applicable tax authorities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, accounts payable, and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature. The Company holds no open investment positions at year end.

For the fiscal year ended November 30, 2012, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through January 29, 2013, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements. The Company feels that no material events have occurred through January 29, 2013 that would require disclosure.

NOTE 3 - Related Party Transactions

The Company purchases all of its investment research from ZIR. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the year ended November 30, 2012 are as follows:

Payroll	$ 27,503
Other expenses	4,037
Total	$ 31,540

As of November 30, 2012, $157 of these charges were unpaid and accrued.

NOTE 4 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors were payable to an affiliate, bore no interest, and matured on April 29, 2012. The subordinated borrowings were covered by agreements approved by FINRA and were thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). As of April 29, 2012, such borrowings were no longer required for the Company's continued compliance with minimum net capital requirements.

NOTE 5 - Income Taxes

The provision for income tax expense for the year ended November 30, 2012 consisted of the following components:

Income tax expense:	
Federal	$ 58,150
State	23,448
Total income tax expense	$ 81,598

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax liability as of November 30, 2012, which consists entirely of a deferred income tax liability arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:	
Federal	$ 1,446
State	447
Total deferred income tax liability	$ 1,893

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. The Company has never experienced any losses in such accounts and, based on size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such cash balances.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Additionally, all non-interest bearing accounts are fully insured in their entirety. At November 30, 2012, the Company did not have any cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2012, the Company had net capital of $687,541, which was $681,630 in excess of its required net capital of $5,911. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2012 FOCUS filing.